SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3)

                              GMX Resources, Inc.
                                (Name of Issuer)


                                 Common Stock
                         (Title of Class of Securities)

                                   38011M108
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
                 575 Lexington Ave., 33rd Fl., New York, NY 10022
                                (212) 753-5150
                              Attn:  Peter Seldin
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 22, 2009
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		1,945,436


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		1,945,436


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,945,436

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.03%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		286,940


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		286,940


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     286,940

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	 .89%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		218,695


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		218,695


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     218,695

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.68%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		150,000


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		150,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.47%


14.  TYPE OF REPORTING PERSON*	PN












CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,601,071


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,601,071


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,601,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	 8.06%


14.  TYPE OF REPORTING PERSON*	OO












CUSIP No.  38011M108


1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			0


8.   SHARED VOTING POWER		2,601,071


9.   SOLE DISPOSITIVE POWER		0


10.  SHARED DISPOSITIVE POWER		2,601,071


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,601,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.06%


14.  TYPE OF REPORTING PERSON*	IN












CUSIP No.  	38011M108


Item 1.  Name of Issuer.

	The information in Item 1 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.


Item 2.  Identity and Background.

      The information in Item 2 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.


Item 3.  Source and Amount of Funds or Other Consideration

       Item 3 of Schedule 13D is hereby amended by the addition of the following:

The purchase price of $2,275,230 for the 150,000 shares of Common Stock purchased by Centennial V was furnished from contributions made to Centennial V by the partners of Centennial V.


Item 4.  Purpose of Transaction.

       Item 4 is hereby amended to include the following:

     In the time period since our filing on March 10, 2009, the Reporting Persons believe GMX has taken appropriate management actions, including hedging transactions, asset sales and capital-market offerings, to address its
financial needs.   With these actions, GMX is now better positioned to develop its asset base and deliver value to its shareholders. We feel that GMX has responded to the concerns that we raised in our March 10, 2009 filing.

     The Reporting Persons have no plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.  Interest in Securities of the Issuer.

	     Item 5(a) and 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

        (a)As of the date hereof, (i) Energy owns beneficially 1,945,436 shares of the Common Stock, constituting approximately 6.03% of the shares outstanding, (ii) Hoyt Farm owns beneficially 286,940 shares of the Common Stock, constituting approximately .89% of the shares outstanding,
(iii) Quadrennial owns beneficially 218,695 shares of the Common Stock, constituting approximately .68% of the shares outstanding, iv) Centennial
V owns beneficially 150,000 shares of the Common Stock, constituting approximately 0.47% of the shares outstanding, (v) Centennial LLC owns beneficially 2,601,071 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 2,601,071 shares of the Common Stock, representing shares beneficially owned by the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 2,601,071 shares of Common Stock, constituting approximately 8.06% of the shares outstanding. The percentages used herein are based upon 32,256,291 outstanding shares of Common Stock as reported in the Company?s Prospectus Supplement dated October 22, 2009 assuming the exercise of the overallotment option by the underwriter pursuant to the terms of the Offering.

(c) Centennial Energy Partners V, L.P. directly acquired 90,000 shares pursuant to the Offering which reflects a trade date of October 22, 2009 and a settlement date of October 28, 2009.

    All open market transactions in the Common Stock affected during the last 60 days by the Reporting Persons are set forth in Exhibit B hereto.

    The information in Item 5(b) and (d) has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the 13D Amendment 2 previously filed by the Reporting Persons on July 2, 2009.



Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: List of Open Market Transactions in the Shares





































         SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 27, 2009


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
 								Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner
























                                   EXHIBIT A

                                    AGREEMENT

	The undersigned agree that this schedule 13D dated October 27, 2009 relating to the Common Stock of GMX Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner



























                          OPEN MARKET TRANSACTIONS           EXHIBIT B



  Date of 			No. of Shares		   $ Price Per Share
Transaction		   Purchased\(Sold)   		Excluding Commissions if any


CENTENNIAL ENERGY V PARTNERS LP
October 26, 2009         60,000                    15.3605